Filed Pursuant to Rule 424(b)(3)
                                                            File No. 333-76522
                                                Prospectus dated June 17, 2002

                     Coastal Caribbean Oils & Minerals, Ltd.

                                  News Release

                              FOR IMMEDIATE RELEASE

                    COASTAL CARIBBEAN EXTENDS EXPIRATION DATE
                      FOR RIGHTS OFFERING TO JULY 31, 2002
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APALACHICOLA,  FL, July 15, 2002 -- Coastal Caribbean Oils & Minerals, Ltd. [OTC
Bulletin Board: COCBF.OB; Boston: COCBF] announced today that the expiration time and date of its rights offering, which previously had been 4:30 p.m. on July 15, 2002, has been extended to 4:30 p.m. on July 31, 2002.

         A Coastal Caribbean spokesman said the Company has become aware that a significant number of shareholders have not yet received the prospectus and other offering materials and that other shareholders have only received the materials during the past few days. The Company believes that these circumstances are attributable to a significant delay in the mail delivery of the Company's materials to over 1,200 shareholders whose shares are held in brokerage accounts. The Company believes that this extension will provide shareholders the opportunity to evaluate the offering, consult with their broker and make an informed investment decision in an orderly manner.

         Other than the extension of the expiration date, all of the other terms of the Company's rights offering (including a shareholder's right to revoke a subscription) remain unchanged, the spokesman said. The terms of the rights offering are described in more detail in the Company's prospectus, dated June 17, 2002, a copy of which may be obtained by contacting the Company's information agent, Strategic Stock Surveillance, LLC at (212) 497-9018.

         Shareholders who have already subscribed need not take any additional action due to this extension. Shareholders who held the Company's common stock in their own name as of the June 17, 2002 record date, but have not yet received the prospectus and other offering materials, or shareholders who have questions concerning the rights offering, should contact American Stock Transfer & Trust Company at (800) 937-5449.

         This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

         Statements included in this press release which are not historical in nature are intended to be forward looking statements. The Company cautions readers that forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements. Among the risks and uncertainties are the uncertainty of any decision favorable to Coastal Petroleum in its litigation against the state of Florida and the substantial cost of continuing the litigation.

                   Contact: James R. Joyce, at (203) 245-7664.